CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Amount to be Registered	Proposed Maximum Offering Price Per Unit	Proposed Maximum Aggregate Offering Price	Amount of Registration Fee(1)
20-Year Callable CMS Non-Inversion Notes due November 21, 2031	5,000	$1000.00	$5,000,000	$573.00

(1)	Calculated in accordance with Rule 457(r) of the Securities Act of 1933.

Filed Pursuant to Rule 424(b)(2)

Registration No. 333-158663

Pricing Supplement No. 777

(To Prospectus dated April 20, 2009

and Series L Prospectus Supplement dated April 21, 2009)

November 17, 2011

$5,000,000

20-Year Callable CMS Non-Inversion Notes, due November 21, 2031

•

The notes are senior unsecured debt securities issued by Bank of America Corporation. Subject to our credit risk, we will pay the principal amount of the notes, together with any accrued and unpaid interest, on the maturity date or date of early redemption, as applicable.

•	The notes will be issued in minimum denominations of $1,000, and whole multiples of $1,000.

•

The notes are designed for investors who wish to receive quarterly interest income, where, as described below, after the first year of the notes, the amount of such interest depends on the number of calendar days during the applicable interest period on which CMS30 is greater than or equal to CMS2 (each as defined below).

•	Interest will be paid quarterly on February 21st, May 21st, August 21st, and November 21st of each year, beginning February 21, 2012.

•	During the first four quarterly interest periods, interest on the notes will accrue at the rate of 7.75% per annum.

•

During each subsequent quarterly interest period beginning on November 21, 2012, interest on the notes will accrue at a rate per annum equal to the product of (a) 7.75% and (b) a fraction, the numerator of which is the number of calendar days in the applicable interest period on which the 30-year U.S. Dollar Constant Maturity Swap Rate (“CMS30”) is greater than or equal to the 2-year U.S. Dollar Constant Maturity Swap Rate (“CMS2”), and the denominator of which is the total number of calendar days in the applicable interest period.

We further describe how to determine the interest payable on the notes beginning on page PS-14.

•	At maturity, if the notes have not been previously redeemed, you will receive a cash payment equal to the principal amount of the notes, plus any accrued but unpaid interest.

•

We may redeem all of the notes on any quarterly interest payment date occurring on or after November 21, 2012 (an “Early Redemption Date”). If redeemed early, you will receive a cash payment equal to the principal amount of the notes, plus any accrued but unpaid interest to but excluding the Early Redemption Date.

•	The notes will not be listed on any securities exchange.

•	In connection with this offering, Merrill Lynch, Pierce, Fenner & Smith Incorporated (“MLPF&S”) is acting in its capacity as a principal for your account.

•	The CUSIP number for the notes is 06048WJJ0.

•

The notes have been offered at varying public offering prices related to prevailing market prices. The public offering price will include accrued interest from November 21, 2011, if settlement occurs after that date.

•	The purchase price of the notes to the selling agent is 96.00% of the principal amount of the notes.

The notes:

Are Not FDIC Insured	Are Not Bank Guaranteed	May Lose Value

The notes are unsecured and are not savings accounts, deposits, or other obligations of a bank. The notes are not guaranteed by Bank of America, N.A. or any other bank, are not insured by the Federal Deposit Insurance Corporation or any other governmental agency and involve investment risks. Potential purchasers of the notes should consider the information in “Risk Factors” beginning on page PS-8, page S-4 of the attached prospectus supplement, and page 8 of the attached prospectus.

None of the Securities and Exchange Commission (the “SEC”), any state securities commission, or any other regulatory body has approved or disapproved of these notes or passed upon the adequacy or accuracy of this pricing supplement, the accompanying prospectus supplement, or the accompanying prospectus. Any representation to the contrary is a criminal offense.

We will deliver the notes in book-entry form only through The Depository Trust Company on or about November 21, 2011 against payment in immediately available funds.

BofA Merrill Lynch

Selling Agent

SUMMARY

This summary includes questions and answers that highlight selected information from this pricing supplement and the accompanying prospectus supplement and prospectus to help you understand these notes. You should read carefully the entire pricing supplement, prospectus supplement, and prospectus to understand fully the terms of the notes, as well as the tax and other considerations important to you in making a decision about whether to invest in the notes. In particular, you should review carefully the section in this pricing supplement entitled “Risk Factors,” which highlights a number of risks, to determine whether an investment in the notes is appropriate for you. If information in this pricing supplement is inconsistent with the prospectus supplement or prospectus, this pricing supplement will supersede those documents.

Certain capitalized terms used and not defined in this pricing supplement have the meanings ascribed to them in the prospectus supplement and prospectus.

In light of the complexity of the transaction described in this pricing supplement, you are urged to consult with your own attorneys and business and tax advisors before making a decision to purchase any of the notes.

The information in this “Summary” section is qualified in its entirety by the more detailed explanation set forth elsewhere in this pricing supplement and the accompanying prospectus supplement and prospectus. You should rely only on the information contained in this pricing supplement and the accompanying prospectus supplement and prospectus. We have not authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. Neither we nor the selling agent is making an offer to sell these notes in any jurisdiction where the offer or sale is not permitted. You should assume that the information in this pricing supplement, the accompanying prospectus supplement, and prospectus is accurate only as of the date on their respective front covers.

Unless otherwise indicated or unless the context requires otherwise, all references in this document to “we,” “us,” “our,” or similar references are to Bank of America Corporation.

What are the notes?

The notes are senior debt securities issued by Bank of America Corporation and are not secured by collateral. The notes will rank equally with all of our other unsecured senior indebtedness from time to time outstanding and any payments due on the notes, including any repayment of principal, will be subject to our credit risk. Unless earlier redeemed, the notes will mature on November 21, 2031.

The notes differ from traditional debt securities in that their return is linked to the performance of the 30-year and 2-year U.S. Dollar Constant Maturity Swap Rates. The notes are designed for investors who wish to receive quarterly interest income and are willing to accept that, after the first four quarterly interest periods, the amount of interest payable depends on the number of calendar days during the applicable interest period on which the 30-year U.S. Dollar Constant Maturity Swap Rate (“CMS30”) is greater than or equal to the 2-year U.S. Dollar Constant Maturity Swap Rate (“CMS2”). However, in no event will the interest rate applicable to any interest period be greater than 7.75% per annum or less than 0.00% per annum. Interest payable on the notes after November 21, 2012 may be more or less than the rate that we would pay on a conventional fixed-rate or floating-rate debt security with the same maturity, and may be 0.00% per annum.

Investors in the notes should have a view as to U.S. Dollar Constant Maturity Swap Rates and related interest rate movements, must be willing to forgo guaranteed market rates of interest for most of the term of their investment in the notes, and must be willing to accept that the interest rate after the first four quarterly interest periods is capped at 7.75% per annum and may be 0.00% per annum. Investors must also be prepared to have their notes redeemed by us at our option on any interest payment date on or after November 21, 2012.

Will you receive your principal at maturity?

Yes. If you hold the notes until maturity, you will receive your principal amount and any accrued and unpaid interest on the notes, subject to our credit risk. See “Risk Factors—Payments on the notes are subject to our credit risk, and changes in our credit ratings are expected to affect the value of the notes.” However, if you sell the notes prior to maturity, you may find that the market value of the notes is less than the principal amount of the notes.

Will you receive interest on the notes?

Yes. During the first four quarterly interest periods, interest on the notes will accrue at the rate of 7.75% per annum. During subsequent quarterly interest periods, the amount of interest will depend on the number of calendar days during the applicable interest period on which CMS30 is greater than or equal to CMS2. However, in no event will the interest rate applicable to any interest period be greater than 7.75% per annum or less than 0.00% per annum. Interest will be calculated on the basis of a 360-day year of twelve 30-day months.

How will the quarterly rate of interest on the notes be determined?

For each quarterly interest period, the calculation agent will determine the applicable annualized interest rate as follows:

(a)	From and including November 21, 2011 to but excluding November 21, 2012, interest on the notes will accrue at the rate of 7.75% per annum.

(b)	During each subsequent quarterly interest period beginning on November 21, 2012, interest will accrue at a rate per annum equal to:

7.75% × (n/N)

“n” is the number of calendar days in the applicable interest period on which CMS30 is greater than or equal to CMS2.

“N” is the number of calendar days in the applicable interest period.

In no event will the interest rate applicable to any interest period be greater than 7.75% per annum or less than 0.00% per annum.

After the first anniversary of the issuance of the notes, no interest will accrue on any calendar day on which CMS2 exceeds CMS30.

There can be no assurance that the interest rate payable on the notes during these quarterly interest periods will be similar to, or greater than, the interest that is payable on a conventional debt security.

“CMS30” means the 30-year U.S. Dollar Constant Maturity Swap Rate, expressed as a percentage, as quoted on the Reuters Screen ISDAFIX3 Page, at 11:00 a.m., New York City time, on the applicable U.S. Government Securities Business Day.

“CMS2” means the 2-year U.S. Dollar Constant Maturity Swap Rate, expressed as a percentage, as quoted on the Reuters Screen ISDAFIX3 Page, at 11:00 a.m., New York City time, on the applicable U.S. Government Securities Business Day.

CMS30 and CMS2 on any day that is not a U.S. Government Securities Business Day (as defined below) will be equal to the rate on the immediately preceding U.S. Government Securities Business Day and, for the last four U.S. Government Securities Business Days before each interest payment date, CMS30 and CMS2 will be determined by reference to their levels on the fifth scheduled U.S. Government Securities Business Day before such interest payment date. We refer to the fifth U.S. Government Securities Business Day prior to the applicable interest payment date as the “Observation Cut-Off Date.”

A “U.S. Government Securities Business Day” means any day, other than a Saturday, Sunday, or a day on which the Securities Industry and Financial Markets Association (or any successor thereto) recommends that the fixed income departments of its members be closed for the entire day for purposes of trading in U.S. government securities.

Each quarterly interest period (other than the first quarterly interest period) will commence on, and will include, an interest payment date, and will extend to, but will exclude, the next succeeding interest payment date. The first quarterly interest period will commence on, and will include, November 21, 2011, and will extend to, but will exclude, February 21, 2012.

The interest due for each quarterly interest period will be paid on the following interest payment dates: February 21st, May 21st, August 21st, and November 21st of each year, beginning February 21, 2012, and ending on the maturity date.

Examples: Below are four examples of the calculation of the annualized interest rate payable on a quarterly interest payment date after November 21, 2012 for the notes. These examples are for purposes of illustration only. The actual annualized interest rate to be applied in calculating the interest payable on the notes for any quarterly interest period after the first four quarterly interest periods will depend on the number of calendar days in that period on which CMS30 is greater than or equal to CMS2.

The following examples illustrate how the annualized interest rate payable on a quarterly interest payment date after November 21, 2012 for the notes would be calculated for a given interest period under different scenarios, based on the terms set forth above.

	Number of Calendar Days on which CMS30 is Greater than or Equal to CMS2 (“n”)	Number of Days in the Interest Period (“N”)	Interest Rate (Per Annum)= 7.75% * (n/N)
Example 1	90	90	7.75%
Example 2	60	90	5.17%
Example 3	30	90	2.58%
Example 4	0	90	0.00%

Is it possible that no interest will be paid on the notes for any quarterly interest period after the first four quarterly interest periods?

Yes. After the first four quarterly interest periods, if CMS2 exceeds CMS30 on any calendar day during the interest period, such that the CMS yield curve is “inverted,” interest will not accrue on that day. There can be no assurance that the interest payable on the notes during any interest period will be similar, to, or greater than, the interest that is payable on a conventional debt security. After the first four quarterly interest periods, it is possible that the notes will not pay interest, or will pay interest at a very low rate.

After the first four quarterly interest periods, is the interest rate on the notes limited in any way?

Yes. The interest rate payable on the notes in all quarterly interest periods will not exceed 7.75% per annum, even if CMS30 significantly exceeds CMS2 during the applicable interest period. Further, we may redeem the notes on any quarterly interest payment date occurring on or after November 21, 2012. If we elect to redeem all of the notes, you will not receive any interest payments after the Early Redemption Date.

Can we redeem your notes before the maturity date?

Yes. We may redeem all of the notes on any quarterly interest payment date occurring on or after November 21, 2012. We are generally more likely to elect to redeem the notes during periods when interest is accruing on the notes at a rate that is greater than that which we would pay on our traditional interest-bearing debt securities having a maturity equal to the remaining term of the notes. See the section entitled “Description of the Notes—Early Redemption at Our Option.”

Who will determine the interest rate applicable to each interest amount?

A calculation agent will make all the calculations associated with determining each interest payment. We have appointed our subsidiary, Merrill Lynch Capital Services, Inc. (“MLCS”), to act as calculation agent. See the section entitled “Description of the Notes—Role of the Calculation Agent.”

What do CMS30 and CMS2 measure?

CMS30 and CMS2 are “constant maturity swap rates” that measure the fixed rate of interest payable on a hypothetical fixed-for-floating U.S. dollar interest rate swap transaction with a maturity of 30 years and two years, respectively. In such a hypothetical swap transaction, the fixed rate of interest, payable semi-annually on the basis of a 360-day year consisting of twelve 30-day months, is exchangeable for a floating 3-month LIBOR-based payment stream that is payable quarterly on the basis of the actual number of days elapsed during a quarterly period in a 360-day year. “LIBOR” is the London Interbank Offered Rate and is a common rate of interest used in the swaps industry. See the section entitled “The 30-Year U.S. Dollar Constant Maturity Swap Rate (CMS30) and The 2-Year U.S. Dollar Constant Maturity Swap Rate (CMS2).” The steeper the swap rate curve from the two-year maturity point to the 30-year maturity point on the curve, the more that CMS30 will exceed CMS2.

What have been the historic levels of CMS30 and CMS2?

We have included a table and a graph showing the historical month-end and daily spread, respectively, between CMS30 and CMS2 from January 2006 through October 2011, in the section entitled “The 30-Year U.S. Dollar Constant Maturity Swap Rate (CMS30) and The 2-Year U.S. Dollar Constant Maturity Swap Rate (CMS2).” We have provided this historical information to help you evaluate the behavior of these rates in various periods. However, past behavior of these rates is not necessarily indicative of how they will perform in the future.

Who is the selling agent for the notes?

MLPF&S is acting as our selling agent in connection with this offering and will be compensated based on the total principal amount of notes sold. In this capacity, the selling agent is not your fiduciary or advisor, and you should not rely upon any communication from it in connection with the notes as investment advice or a recommendation to purchase the notes. You should make your own investment decision regarding the notes after consulting with your legal, tax, and other advisors.

How are the notes being offered?

We have registered the notes with the SEC in the U.S. However, we are not registering the notes for public distribution in any jurisdiction other than the U.S. The selling agent may solicit offers to purchase the notes from non-U.S. investors in reliance on available private placement exemptions. See the section entitled “Supplemental Plan of Distribution—Selling Restrictions” in the prospectus supplement.

Will the notes be listed on an exchange?

No. The notes will not be listed on any securities exchange, and a market for them may never develop.

Does ERISA impose any limitations on purchases of the notes?

Yes. An employee benefit plan subject to the fiduciary responsibility provisions of the Employee Retirement Income Security Act of 1974 (commonly referred to as “ERISA”) or a plan that is subject to Section 4975 of the Internal Revenue Code of 1986, as amended, or the “Code,” including individual retirement accounts, individual retirement annuities or Keogh plans, or any entity the assets of which are deemed to be “plan assets” under the ERISA regulations, should not purchase, hold, or dispose of the notes unless that plan or entity has determined that its purchase, holding, or disposition of the notes will not constitute a prohibited transaction under ERISA or Section 4975 of the Code.

Any plan or entity purchasing the notes will be deemed to be representing that it has made such determination, or that a prohibited transaction class exemption (“PTCE”) or other statutory or administrative exemption exists and can be relied upon by such plan or entity. See the section entitled “ERISA Considerations.”

Are there any risks associated with your investment?

Yes. An investment in the notes is subject to risk. Please refer to the section entitled “Risk Factors” on the next page of this pricing supplement and page S-4 of the prospectus supplement.

RISK FACTORS

Your investment in the notes entails significant risks, many of which differ from those of a conventional security. Your decision to purchase the notes should be made only after carefully considering the risks of an investment in the notes, including those discussed below, with your advisors in light of your particular circumstances. The notes are not an appropriate investment for you if you are not knowledgeable about significant elements of the notes or financial matters in general.

It is possible that after the first four quarterly interest periods, you may not earn a return on your investment. The interest payable on the notes during any quarterly interest period, except for the first four quarterly interest periods, will depend on the number of days during the applicable interest period on which CMS30 is greater than or equal to CMS2. As a result, you could receive little or no payment of interest on one or more of the interest payment dates (except for the first four interest payment dates) during the term of the notes. No interest will accrue on any calendar day on which CMS2 exceeds CMS30. As a result, after the first four interest payment dates, you could receive little or no payment of interest on one or more interest payment dates, or even all of the interest payment dates. Your return on the notes could be limited to the first four quarterly fixed interest payments.

We have no control over various matters including economic, financial and political events, which may affect the levels of CMS30 and CMS2 and, thus, the amount of interest payable on the notes after their first year. In recent years, CMS30 and CMS2, and the difference between them, have been volatile, and such volatility may be expected in the future. However, historical performance is not necessarily indicative of what may occur in the future. You should have a view as to U.S. Dollar Constant Maturity Swap Rates and related interest rate movements, and must be willing to forgo guaranteed market rates of interest for most of the term of the notes, before investing.

Your return is limited by the cap on the interest rate. The interest rate applicable to any interest period will not be greater than 7.75% per annum. Accordingly, even if CMS30 is greater than CMS2 for the entire term of the notes, the interest payable on the notes will be limited to 7.75% per annum. Further, we may redeem the notes on any quarterly interest payment date occurring on or after November 21, 2012. If we elect to redeem the notes, you will not receive any interest payments after the Early Redemption Date.

Your yield may be less than the yield on a conventional debt security of comparable maturity. The yield that you receive on the notes may be less than the return you would earn if you purchased a conventional debt security with the same maturity date. As a result, your investment in the notes may not reflect the full opportunity cost to you when you consider factors that affect the time value of money.

The notes are subject to our early redemption. We may redeem all of the notes on any interest payment date occurring on or after November 21, 2012. You should expect to receive less than five business days’ notice of that redemption and, if you intend to purchase the notes, you must be willing to have your notes redeemed as early as that date. We are generally more likely to elect to redeem the notes during periods when interest is accruing (or expected to accrue) on the notes at a rate that is greater than that which we would pay on our traditional interest-bearing debt securities having a maturity equal to the remaining term of the notes. In contrast, we are generally less likely to elect to redeem the notes during periods when interest is accruing (or expected to accrue) on the notes at a rate that is less than that which we would pay on our traditional interest-bearing debt securities having a maturity equal to the remaining term of the notes. In general, the more frequently that CMS30 is greater than or equal to CMS2—that is, the higher the expected quarterly interest payments—the more likely it will be that we will elect to redeem the notes.

If we redeem the notes prior to the maturity date, you will receive a cash payment equal to the principal amount of the notes, plus any accrued and unpaid interest to but excluding the Early Redemption Date (as defined below), and you will not receive the benefit of any future interest payments. In the case of an early redemption, you will not benefit from the fact that CMS30 is greater than or equal to CMS2 after the Early Redemption Date and prior to the maturity date. You may be unable to reinvest your proceeds from the redemption in an investment with a return that is as high as the return on the notes would have been if they had not been redeemed.

Payments on the notes are subject to our credit risk, and changes in our credit ratings are expected to affect the value of the notes. The notes are our senior unsecured debt securities. As a result, your receipt of all payments of interest and principal on the notes is dependent upon our ability to repay our obligations on the applicable payment date. This will be the case even if CMS30 is greater than or equal to CMS2 after the pricing date. No assurance can be given as to what our financial condition will be at any time during the term of the notes or on the maturity date.

In addition, our credit ratings are an assessment by ratings agencies of our ability to pay our obligations. Consequently, our perceived creditworthiness and an actual or anticipated decrease in our credit ratings prior to the maturity date of the notes may adversely affect the market value of the notes. However, because your return on the notes depends upon factors in addition to our ability to pay our obligations, such as the number of days during each interest period on which CMS30 is greater than or equal to CMS2, an improvement in our credit ratings will not reduce the other investment risks related to the notes.

If CMS2 exceeds CMS30 on the Observation Cut-Off Date, no interest will accrue on the notes on each relevant day from the Observation Cut-Off Date through the end of the applicable interest period, even if CMS30 is greater than or equal to CMS2 on one or more of those days. If CMS2 exceeds CMS30 on the Observation Cut-Off Date for any interest period after the first year of the notes, no interest will accrue on the notes for the remaining calendar days during the interest period. This will be the case even if CMS30 is greater than or equal to CMS2 for one or more of those days.

You must rely on your own evaluation of the merits of an investment linked to U.S. Dollar Constant Maturity Swap Rates. In the ordinary course of their businesses, we or our affiliates may have expressed views on expected movements in the U.S. Dollar Constant Maturity Swap Rates and related interest rates, and may do so in the future. These views or reports may be communicated to our clients and clients of our affiliates. However, these views are subject to change from time to time. Moreover, other professionals who deal in markets relating to U.S. Dollar Constant Maturity Swap Rates may at any time have significantly different views from ours or those of our affiliates. For these reasons, you are encouraged to derive information concerning the U.S. Dollar Constant Maturity Swap Rates and related interest rates from multiple sources, and you should not rely on the views expressed by us or our affiliates.

Neither the offering of the notes nor any views which we or our affiliates from time to time may express in the ordinary course of our or their respective businesses constitutes a recommendation as to the merits of an investment in the notes.

In seeking to provide you with what we believe to be commercially reasonable terms for the notes, we have considered the costs of developing, hedging, and distributing the notes. In determining the economic terms of the notes, and consequently the potential return on the notes to you, a number of factors are taken into account. Among these factors are certain costs associated with creating, hedging, and offering the notes. In structuring the economic terms of the notes, we seek to provide you with what we believe to be commercially reasonable terms. The price, if any, at which you could sell your notes in a secondary market transaction is expected to be affected by the factors that we considered in setting the economic terms of the notes, namely the costs associated with the notes and compensation for developing and hedging our obligations under the notes. The quoted price of any of our affiliates for the notes could be higher or lower than the original offering price.

Assuming there is no change in the difference between CMS30 and CMS2 after the pricing date and no change in market conditions or any other relevant factors, the price, if any, at which the selling agent or another purchaser might be willing to purchase your notes in a secondary market transaction is expected to be lower than the original offering price. This is due to, among other things, the fact that the original offering price includes, and secondary market prices are likely to exclude, the development and hedging costs associated with the notes.

We cannot assure you that a trading market for your notes will ever develop or be maintained. We will not list the notes on any securities exchange. We cannot predict how the notes will trade in any secondary market or whether that market will be liquid or illiquid.

The development of a trading market for the notes will depend on our financial performance and other factors, including changes in the levels of CMS30 and CMS2. The number of potential buyers of your notes in any secondary market may be limited. We anticipate that the selling agent will act as a market-maker for the notes, but it is not required to do so. The selling agent may discontinue its market-making activities as to the notes at any time. To the extent that the selling agent engages in any market-making activities, it may bid for or offer the notes. Any price at which the selling agent may bid for, offer, purchase, or sell any notes may differ from the values determined by pricing models that it may use, whether as a result of dealer discounts, mark-ups, or other transaction costs. These bids, offers, or completed transactions may affect the prices, if any, at which the notes might otherwise trade in the market.

In addition, if at any time the selling agent were to cease acting as a market-maker as to the notes, it is likely that there would be significantly less liquidity in the secondary market. In such a case, the price at which the notes could be sold likely would be lower than if an active market existed.

If you attempt to sell the notes prior to maturity, their market value, if any, will be affected by various factors that interrelate in complex ways, and their market value may be less than the principal amount of the notes. Unlike savings accounts, certificates of deposit, and other similar investment products, you have no right to have your notes redeemed prior to maturity. If you wish to liquidate your investment in the notes prior to maturity, your only option would be to sell them. At that time, there may be an illiquid market for your notes or no market at all. Even if you were able to sell your notes, there are many factors outside of our control that may affect their market value, some of which, but not all, are stated below. Some of these factors are interrelated in complex ways. As a result, the effect of any one factor may be offset or magnified by the effect of another factor. The following paragraphs describe the expected impact on the market value of the notes from a change in a specific factor, assuming all other conditions remain constant.

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The difference between CMS30 and CMS2 is expected to affect the market value of the notes. We expect that the market value of the notes will depend substantially on the amount by which, and the frequency with which, CMS30 is greater than or equal to CMS2, and expectations of future levels of CMS30 and CMS2. In general, the value of the notes will increase when the difference between CMS30 and CMS2 increases (or when CMS30 is greater than CMS2), and the value of the notes will decrease when the difference between CMS30 and CMS2 decreases (or when CMS2 is less than CMS30). The levels of CMS30 and CMS2 may change at rates that are different from one another. If you sell your notes when the annual interest payable on the notes is less than, or expected to be less than, market interest rates (as compared to traditional interest-bearing debt securities), you may receive less than the principal amount that would be payable at maturity. Although long-term interest rates directionally follow short-term interest rates, movements in long-term interest rates generally tend to be smaller than movements in short-term interest rates. As such, when short-term interest rates rise, the difference between CMS30 and CMS2 tends to narrow (the curve of the spread flattens, and it is more likely that CMS2 will exceed CMS30); conversely, when short-term interest rates fall, the spread widens (the curve of the spread becomes steeper). Consequently, after the first four quarterly interest periods, the annualized rate of interest payable on the notes and the market value of the notes may be more likely to decrease in an increasing interest rate environment than in a declining interest rate environment. In addition, because the interest rate payable on the notes is capped at 7.75% per annum after the first four quarterly interest periods, we do not expect that the notes will trade in any secondary market at a price that is greater than a price that reflects the cap.

•

Changes in the levels of interest rates may affect the market value of the notes. The level of interest rates in the United States may affect the U.S. economy and, in turn, the frequency with which CMS30 is greater than or equal to CMS2. Changes in prevailing interest rates may cause CMS2 to exceed CMS30, which would decrease the interest rate on the notes after the first four quarterly interest periods. This, in turn, may decrease the market value of the notes. Further, the notes are subject to early redemption at our option beginning on November 21, 2012 and an interest rate cap of 7.75% per annum, each of which will limit the potential upside to investors when CMS30 is greater than or equal to CMS2. As a result, we anticipate that the potential for the notes to trade above their par value in the secondary market, if any, is extremely limited—likely only during the first year of the term of the notes, and in a declining interest rate environment.

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Volatility of the difference between CMS30 and CMS2. Volatility is the term used to describe the size and frequency of market fluctuations. During recent periods, the difference between CMS30 and CMS2 has had periods of volatility, and this volatility may vary during the term of the notes. In addition, an unsettled international environment and related uncertainties may result in greater market volatility, which may continue over the term of the notes. Increases or decreases in the volatility of the difference between CMS30 and CMS2 may have an adverse impact on the market value of the notes.

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Economic and Other Conditions Generally. Interest payable on the notes after the first four quarterly interest periods is expected to be correlated to the difference between long-term interest rates (as represented by CMS30) and short-term interest rates (as represented by CMS2). Prevailing interest rates may be influenced by a number of factors, including general economic conditions in the United States, U.S. monetary and fiscal policies, inflation, and other financial, political, regulatory, and judicial events. These factors interrelate in complex ways and may disproportionately affect short-term interest rates relative to long-term interest rates, thereby potentially increasing the likelihood that CMS2 will exceed CMS30, and consequently adversely affecting the market value of your notes.

•

Time to Maturity. We anticipate that the notes may have a market value that is different from that which would be expected based on the levels of interest rates and the difference between CMS30 and CMS2. This difference will reflect a time premium due to expectations concerning the difference between CMS30 and CMS2 during the period before the maturity date. In general, as the time remaining to maturity decreases, the value of the notes will approach a value that reflects the remaining interest payments on the notes based on the then-current difference between CMS30 and CMS2.

Our trading and hedging activities may create conflicts of interest with you. We or one or more of our affiliates, including the selling agent, may engage in trading activities related to one or both of CMS30 and CMS2 that are not for your account or on your behalf. We or one or more of our affiliates, including the selling agent, also may issue, or our affiliates may underwrite, other financial instruments with returns linked to CMS30 and/or CMS2. We expect to enter into arrangements to hedge the market risks associated with our obligation to pay the amounts due under the notes. We may seek competitive terms in entering into the hedging arrangements for the notes, but are not required to do so, and we may enter into such hedging arrangements with one of our subsidiaries or affiliates. Such hedging activity is expected to result in a profit to those engaging in the hedging activity, which could be more or less than initially expected, but which could also result in a loss for the hedging counterparty. These trading and hedging activities may present a conflict of interest between your interest in the notes and the interests we and our affiliates may have in our proprietary accounts, in facilitating transactions for our other customers, and in accounts under our management.

There may be potential conflicts of interest involving the calculation agent. We have the right to appoint and remove the calculation agent. Our subsidiary, MLCS, will be the calculation agent for the notes and, as such, will determine the amount of interest to be paid on the notes. Under some circumstances, these duties could result in a conflict of interest between MLCS’s status as our subsidiary and its responsibilities as calculation agent. These conflicts could occur, for instance, in connection with judgments that it would be required to make if one or both of CMS30 and CMS2 are unavailable. See the section entitled “Description of the Notes—Unavailability of CMS30 and/or CMS2.” The calculation agent will be required to carry out its duties in good faith and using its reasonable judgment. However, because we expect to control the calculation agent, potential conflicts of interest could arise.

The U.S. federal income tax consequences of the notes are uncertain, and may be adverse to a holder of the notes. No statutory, judicial, or administrative authority directly addresses the characterization of the notes or securities similar to the notes for U.S. federal income tax purposes. As a result, certain aspects of the U.S. federal income tax consequences of an investment in the notes are not certain. We intend to treat the notes as “variable rate debt instruments” for U.S. federal income tax purposes, as described under the section entitled “U.S. Federal Income Tax Summary.” If the Internal Revenue Service (the “IRS”) were successful in asserting an alternative characterization for the notes, the timing and character of income, gain or loss with respect to the notes may differ. No ruling will be requested from the IRS with respect to the notes and no assurance can be given that the IRS will agree with the statements made in the section entitled “U.S. Federal Income Tax Summary.”

You are urged to consult with your own tax advisor regarding all aspects of the U.S. federal income tax consequences of investing in the notes.

USE OF PROCEEDS

We will use the net proceeds we receive from the sale of the notes for the purposes described in the accompanying prospectus under “Use of Proceeds.” In addition, we expect that we or our affiliates will use a portion of the net proceeds to hedge our obligations under the notes.

DESCRIPTION OF THE NOTES

General

The notes are part of a series of medium-term notes entitled “Medium-Term Notes, Series L” issued under the Senior Indenture, as amended and supplemented from time to time. The Senior Indenture is described more fully in the accompanying prospectus supplement and prospectus. The following description of the notes supplements the description of the general terms and provisions of the notes and debt securities set forth under the headings “Description of the Notes” in the prospectus supplement and “Description of Debt Securities” in the prospectus. These documents should be read in connection with this pricing supplement.

The notes are issued in minimum denominations of $1,000 and whole multiples of $1,000. Unless earlier redeemed, the notes will mature on November 21, 2031.

We may redeem all of the notes on any quarterly interest payment date occurring on or after November 21, 2012. Prior to maturity, the notes are not repayable at your option. The notes are not subject to any sinking fund.

The notes will be issued in book-entry form only.

Interest

Each interest payment due for a quarterly interest period will be paid on February 21st, May 21st, August 21st, and November 21st of each year, beginning February 21, 2012, and ending on the maturity date.

Each quarterly interest period (other than the first quarterly interest period from, and including, the original date of issuance of the notes to, but excluding, February 21, 2012) will commence on, and will include, an interest payment date, and will extend to, but will exclude, the next succeeding interest payment date or the maturity date, as applicable. If any interest payment date, including the maturity date of the notes, falls on a day that is not a business day, no adjustment will be made to the length of the corresponding quarterly interest period; however, we will make the required payment on the next business day and no additional interest will accrue in respect of the payment made on the next business day.

A “business day” means any day other than a day on which banking institutions in New York, New York are authorized or required by law, regulation, or executive order to close or a day on which transactions in U.S. dollars are not conducted.

Interest is computed on the basis of a 360-day year of twelve 30-day months. For as long as the notes are held in book-entry only form, the record date for each payment of interest will be the business day prior to the payment date. If the notes are issued at any time in a form that is other than book-entry only, the regular record date for an interest payment date will be the 15th day of the calendar month preceding the interest payment date.

For each quarterly interest period, the calculation agent will determine the applicable annualized interest rate as follows:

(a)	From and including November 21, 2011 to but excluding November 21, 2012, interest on the notes will accrue at the rate of 7.75% per annum.

(b)	During each subsequent quarterly interest period beginning on November 21, 2012, interest will accrue at a rate per annum equal to:

7.75% × (n/N)

“n” is the number of calendar days in the applicable interest period on which CMS30 is greater than or equal to CMS2.

“N” is the number of calendar days in the applicable interest period.

In no event will the interest rate applicable to any interest period be greater than 7.75% per annum or less than 0.00% per annum.

After the first anniversary of the issuance of the notes, no interest will accrue on any calendar day on which CMS2 exceeds CMS30.

“CMS30” means the 30-year U.S. Dollar Constant Maturity Swap Rate, expressed as a percentage, as quoted on the Reuters Screen ISDAFIX3 Page, at 11:00 a.m., New York City time, on the applicable U.S. Government Securities Business Day.

“CMS2” means the 2-year U.S. Dollar Constant Maturity Swap Rate, expressed as a percentage, as quoted on the Reuters Screen ISDAFIX3 Page, at 11:00 a.m., New York City time, on the applicable U.S. Government Securities Business Day.

CMS30 and CMS2 on any day that is not a U.S. Government Securities Business Day will be equal to the rate on the immediately preceding U.S. Government Securities Business Day and, for the last four U.S. Government Securities Business Days before each interest payment date, CMS30 and CMS2 will be determined by reference to their levels on the fifth scheduled U.S. Government Securities Business Day before such interest payment date. We refer to the fifth U.S. Government Securities Business Day prior to the applicable interest payment date as the “Observation Cut-Off Date.”

A “U.S. Government Securities Business Day” means any day, other than a Saturday, Sunday, or a day on which the Securities Industry and Financial Markets Association (or any successor thereto) recommends that the fixed income departments of its members be closed for the entire day for purposes of trading in U.S. government securities.

Payment at Maturity

Unless earlier redeemed, on the maturity date, you will be paid the principal amount of the notes and any accrued and unpaid interest on the notes, subject to our credit risk. See “Risk Factors—Payments on the notes are subject to our credit risk, and changes in our credit ratings are expected to affect the value of the notes” above.

Regardless of the amounts of the interest payable during each interest period over the term of the notes, you will receive your principal amount at maturity, assuming that we are otherwise able to pay our debts on the maturity date.

Early Redemption at Our Option

We may redeem all of the notes on any interest payment date occurring on or after November 21, 2012 (each, an “Early Redemption Date”). We must provide the trustee with notice of redemption at least five business days prior to the applicable Early Redemption Date. The trustee will deliver the notice to The Depository Trust Company (“DTC”), as the record holder of the notes. Beneficial holders of the notes will receive such notice from the direct or indirect DTC participant through which they hold their notes. Accordingly, you should expect to receive less than five business days’ notice of an early redemption.

If we redeem the notes prior to the maturity date, you will receive a cash payment equal to the principal amount of the notes, plus any accrued and unpaid interest to but excluding the Early Redemption Date, and you will not receive the benefit of any future interest payments.

Unavailability of CMS30 and/or CMS2

If, on any U.S. Government Securities Business Day, CMS30 and/or CMS2 are not quoted on the Reuters Screen ISDAFIX3 Page, or any page substituted for that page, then CMS30 and CMS2 will be a percentage determined on the basis of the mid-market semi-annual swap rate quotations provided by three banks chosen by the calculation agent (which may include one of our affiliates) at approximately 11:00 a.m., New York City time, on that date. For this purpose, the semi-annual swap rate means the mean of the bid and offered rates for the semi-annual fixed leg, calculated on the basis of a 360-day year consisting of twelve 30-day months, of a fixed-for-floating U.S. dollar interest rate swap transaction with a term equal to 30 years or two years, as applicable, commencing on the applicable date and in a representative amount with an acknowledged dealer of good credit in the swap market, where the floating leg, calculated on the actual number of days in a 360-day year, is equivalent to USD-LIBOR-BBA, as quoted on the Reuters Screen LIBOR01 Page at 11:00 a.m., New York City time, with a designated maturity of three months. The calculation agent will request the principal New York City office of each of the three banks chosen by it to provide a quotation of its rate. If at least three quotations are provided, the rate for the relevant U.S. Government Securities Business Day will be the arithmetic mean of the quotations. If two quotations are provided, the rate for the relevant U.S. Government Securities Business Day will be the arithmetic mean of the two quotations. If only one quotation is provided, the rate for the relevant U.S. Government Securities Business Day will equal that one quotation. If no quotations are available, then CMS30 and/or CMS2 will be the rates the calculation agent, in its sole discretion, determines to be fair and reasonable under the circumstances at approximately 11:00 a.m., New York City time, on the relevant U.S. Government Securities Business Day.

Role of the Calculation Agent

The calculation agent has the sole discretion to make all determinations regarding the notes, including determinations regarding CMS30, CMS2, the amount of each interest payment, U.S. Government Securities Business Days, and business days. Absent manifest error, all determinations of the calculation agent will be final and binding on you and us, without any liability on the part of the calculation agent.

We have initially appointed our subsidiary, MLCS, as the calculation agent, but we may change the calculation agent at any time without notifying you.

Same-Day Settlement and Payment

The notes will be delivered in book-entry form only through DTC against payment by purchasers of the notes in immediately available funds. We will make payments of the principal amount and each interest payment in immediately available funds so long as the notes are maintained in book-entry form.

Events of Default and Rights of Acceleration

If an event of default (as defined in the Senior Indenture) occurs and is continuing, holders of the notes may accelerate the maturity of the notes, as described under “Description of Debt Securities—Events of Default and Rights of Acceleration” in the prospectus. Upon an event of default, you will be entitled to receive only your principal amount, and accrued and unpaid interest, if any, through the acceleration date. In case of an event of default, the notes will not bear a default interest rate. If a bankruptcy proceeding is commenced in respect of us, your claim may be limited, under the U.S. Bankruptcy Code, to the original public offering price of the notes.

Listing

The notes will not be listed on any securities exchange.

THE 30-YEAR U.S. DOLLAR CONSTANT MATURITY SWAP RATE (CMS30) AND

THE 2-YEAR U.S. DOLLAR CONSTANT MATURITY SWAP RATE (CMS2)

General

CMS30 and CMS2 are “constant maturity swap rates” that measure the fixed rate of interest payable on a hypothetical fixed-for-floating U.S. dollar interest rate swap transaction with a maturity of 30 years and two years, respectively. In such a hypothetical swap transaction, the fixed rate of interest, payable semi-annually on the basis of a 360-day year consisting of twelve 30-day months, is exchangeable for a floating 3-month LIBOR-based payment stream that is payable quarterly on the basis of the actual number of days elapsed during a quarterly period in a 360-day year. “LIBOR” is the London Interbank Offered Rate and is a common rate of interest used in the swaps industry.

Historical Levels of CMS30 and CMS2

The following table sets forth the historical month-end spread between CMS30 and CMS2 from January 2006 through October 2011. The following graph sets forth the historical daily spread (expressed in basis points, where 100 basis points equals 1%) between CMS30 and CMS2 over the same time period. This data is not intended to be indicative of the future performance of the difference between CMS30 and CMS2 or what the value of or return on the notes may be. Any historical upward or downward trend in the difference between CMS30 and CMS2 during any period set forth below is not an indication that such difference is more or less likely to increase or decrease in value at any time over the term of the notes or that these represent what the difference would have been on any calendar day after the first year of the term of the notes. Further, investors in the notes may not realize a return consistent with the historical data presented even if equally favorable historical spreads continue during the term of the notes, since the notes are subject to early redemption. See “Risk Factors—The notes are subject to our early redemption” above.

	2006	2007	2008	2009	2010	2011
January	0.2620%	0.1930%	1.8360%	1.7670%	3.2950%	3.5030%
February	0.0060%	0.1930%	2.3080%	1.7620%	3.3520%	3.4060%
March	0.2280%	0.3660%	2.1780%	1.8190%	3.3210%	3.3500%
April	0.4260%	0.3620%	1.6760%	2.1030%	3.1300%	3.3840%
May	0.3610%	0.3000%	1.6500%	2.8380%	2.8150%	3.3090%
June	0.2100%	0.4480%	1.3930%	2.6340%	2.7500%	3.3920%
July	0.2280%	0.6630%	1.5420%	2.7440%	2.9900%	3.2420%
August	0.1880%	0.6030%	1.4520%	2.7670%	2.5160%	2.6860%
September	0.1920%	0.8180%	1.2330%	2.6190%	2.7420%	2.6500%
October	0.1910%	0.8130%	1.6190%	2.9230%	3.1500%	2.4360%
November	0.1300%	1.0000%	0.9280%	3.0370%	3.0340%
December	0.1490%	1.2070%	1.2510%	3.1040%	3.3410%

Movements in CMS30 and CMS2 have historically been correlated to some extent, but not exactly, to movements in the 30-year Constant Maturity Treasury Rate and 2-year Constant Maturity Treasury Rate, respectively. The first graph below reflects the month-end CMS30 relative to the month-end 30-year Constant Maturity Treasury Rate during the period from February 2006 through October 2011 (the 30-year Constant Maturity Treasury Rate was discontinued on February 18, 2002 and reintroduced on February 9, 2006); the second graph reflects the month-end CMS2 relative to the month-end 2-year Constant Maturity Treasury Rate during the same period.

Interest payable on the notes after the first four quarterly interest periods will be imperfectly correlated to the difference between long-term interest rates (as measured by CMS30) and short-term interest rates (as measured by CMS2). Although long-term interest rates directionally follow short-term interest rates, movements in long-term interest rates generally tend to be smaller than movements in short-term interest rates. As such, when short-term interest rates rise, the difference between CMS30 and CMS2 tends to narrow (the curve of the spread flattens); conversely, when short-term interest rates fall, the spread widens (the curve of the spread becomes steeper). After the first four quarterly interest periods, interest payable on the notes will be greater the more calendar days on which CMS30 is greater than or equal to CMS2.

The difference between long-term interest rates and short-term interest rates is influenced by a number of factors, including (but not limited to) monetary policy, fiscal policy, inflation, and fundamental demand conditions. These factors interrelate in complex, and sometimes ambiguous, ways. Any factor which reduces the supply of or increases the demand for money available for borrowing will generally disproportionately affect short-term interest rates relative to long-term interest rates, thereby potentially lowering the difference between CMS30 and CMS2, and potentially causing CMS2 to exceed CMS30. For example, monetary policy tightening by the Federal Reserve Bank through open market operations initially generates high nominal short-term interest rates, while long-term rates typically rise by a smaller amount. As a result, the difference between short-term interest rates and long-term interest rates typically decreases when contractionary monetary policy shocks occur.

SUPPLEMENTAL PLAN OF DISTRIBUTION—CONFLICTS OF INTEREST

Our broker-dealer subsidiary, MLPF&S, will act as our selling agent in connection with the offering of the notes. The selling agent is a party to the Distribution Agreement described in the “Supplemental Plan of Distribution” on page S-12 of the accompanying prospectus supplement.

The notes have been offered at varying prices related to prevailing market prices. The purchase price of the notes to the selling agent is the price set forth on the cover page of this pricing supplement. You must have an account with the selling agent to purchase the notes.

The selling agent is a member of the Financial Industry Regulatory Authority, Inc. (“FINRA”). Accordingly, offerings of the notes will conform to the requirements of FINRA Rule 5121.

The selling agent is not acting as your fiduciary or advisor, and you should not rely upon any communication from the selling agent in connection with the notes as investment advice or a recommendation to purchase notes. You should make your own investment decision regarding the notes after consulting with your legal, tax, and other advisors.

The settlement of the notes will occur on or about November 21, 2011.

If you place an order to purchase the notes, you are consenting to MLPF&S acting as a principal in effecting the transaction for your account. MLPF&S is acting as an underwriter in connection with this offering and will receive underwriting compensation from us.

The selling agent and any of our other broker-dealer affiliates, may use this pricing supplement, and the accompanying prospectus supplement and prospectus for offers and sales in secondary market transactions and market-making transactions in the notes. However, they are not obligated to engage in such secondary market transactions and/or market-making transactions. The selling agent may act as principal or agent in these transactions, and any such sales will be made at prices related to prevailing market prices at the time of the sale.

In addition, in the ordinary course of their business activities, MLPF&S and its affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers. These investments and securities activities may involve securities and/or instruments of ours or our affiliates. MLPF&S or its affiliates that have a lending relationship with us routinely hedge their credit exposure to us consistent with their customary risk management policies. Typically, MLPF&S and its affiliates would hedge such exposure by entering into transactions which consist of either the purchase of credit default swaps or the creation of short positions in our securities, including potentially the notes offered hereby. Any such short positions could adversely affect future trading prices of the notes offered hereby. MLPF&S may also make investment recommendations and/or publish or express independent research views in respect of such securities or financial instruments and may hold, or recommend to clients that they acquire, long and/or short positions in such securities and instruments.

U.S. FEDERAL INCOME TAX SUMMARY

The following summary of the material U.S. federal income tax considerations of the acquisition, ownership, and disposition of the notes is not exhaustive of all possible tax considerations. This summary is based upon the Internal Revenue Code of 1986, as amended (the “Code”), regulations promulgated under the Code by the U.S. Treasury Department (including proposed and temporary regulations), rulings, current administrative interpretations and official pronouncements of the IRS, and judicial decisions, all as currently in effect and all of which are subject to differing interpretations or to change, possibly with retroactive effect. No assurance can be given that the IRS would not assert, or that a court would not sustain, a position contrary to any of the tax consequences described below.

The following discussion supplements, is subject to the same qualifications and limitations as, and should be read in conjunction with the discussion in the prospectus supplement under the caption “U.S. Federal Income Tax Considerations,” and in the prospectus under the caption “U.S. Federal Income Tax Considerations.” To the extent inconsistent, the following discussion supersedes the discussion in the prospectus supplement and the prospectus.

This discussion only applies to U.S. Holders (as defined in the accompanying prospectus) that are not excluded from the discussion of U.S. federal income taxation in the accompanying prospectus. In particular, this summary is directed solely to U.S. Holders that will purchase the notes upon original issuance and will hold the notes as capital assets within the meaning of Section 1221 of the Code, which generally means as property held for investment. This summary assumes that the issue price of the notes, as determined for U.S. federal income tax purposes, equals the principal amount thereof.

You should consult your own tax advisor concerning the U.S. federal income tax consequences to you of acquiring, owning, and disposing of the notes, as well as any tax consequences arising under the laws of any state, local, foreign, or other tax jurisdiction and the possible effects of changes in U.S. federal or other tax laws.

U.S. Holders—Income Tax Considerations

We intend to treat the notes as “variable rate debt instruments” for U.S. federal income tax purposes, and the balance of this discussion assumes that this characterization is proper and will be respected. Under this characterization, interest on a note generally will be included in the income of a U.S. Holder as ordinary income at the time it is accrued or is received in accordance with the U.S. Holder’s regular method of accounting for U.S. federal income tax purposes.

Upon the sale, exchange, retirement, or other disposition of a note, a U.S. Holder will recognize gain or loss equal to the difference between the amount realized upon the sale, exchange, retirement, or other disposition (less an amount equal to any accrued interest not previously included in income if the note is disposed of between interest payment dates, which will be included in income as interest income for U.S. federal income tax purposes) and the U.S. Holder’s adjusted tax basis in the note. A U.S. Holder’s adjusted tax basis in a note generally will be the cost of the note to such U.S. Holder.

Gain or loss realized on the sale, exchange, retirement, or other disposition of a note generally will be capital gain or loss and will be long-term capital gain or loss if the note has been held for more than one year. Net long-term capital gain recognized by an individual U.S. Holder before January 1, 2013 generally is subject to tax at a maximum rate of 15%. The ability of U.S. Holders to deduct capital losses is subject to limitations under the Code.

Additional Medicare Tax on Unearned Income

With respect to taxable years beginning after December 31, 2012, certain U.S. Holders, including individuals, estates, and trusts, will be subject to an additional 3.8% Medicare tax on unearned income. For individual U.S. Holders, the additional Medicare tax applies to the lesser of (i) “net investment income,” or (ii) the excess of “modified adjusted gross income” over $200,000 ($250,000 if married and filing jointly or $125,000 if married and filing separately). “Net investment income” generally equals the taxpayer’s gross investment income reduced by the deductions that are allocable to such income. Investment income generally includes passive income such as interest, dividends, annuities, royalties, rents, and capital gains. U.S. Holders are urged to consult their own tax advisors regarding the implications of the additional Medicare tax resulting from an investment in the notes.

Possible Alternative Tax Treatments of an Investment in the Notes

Notwithstanding the above, the IRS may seek to treat the notes as “contingent payment debt instruments” for U.S. federal income tax purposes, subject to taxation under the “noncontingent bond method.” If the notes were so treated, a U.S. Holder will be required to report OID or interest income based on a “comparable yield” and a “projected payment schedule.” In addition, upon a sale, exchange, retirement, or other disposition of a note, a U.S. Holder generally will treat any gain as interest income.

Non-U.S. Holders—Income Tax Considerations

Non-U.S. Holders (as defined in the accompanying prospectus) should read the discussion in the prospectus under the caption “U.S. Federal Income Tax Considerations” and “U.S. Federal Income Tax Considerations—Taxation of Debt Securities—Consequences to Non-U.S. Holders” in particular.

VALIDITY OF THE NOTES

In the opinion of McGuireWoods LLP, as counsel to Bank of America Corporation (“BAC”), when the notes offered by this pricing supplement and the accompanying prospectus supplement and prospectus, have been completed and executed by BAC, and authenticated by the trustee in accordance with the provisions of the Senior Indenture, and delivered against payment therefor as contemplated by this pricing supplement and the accompanying prospectus supplement and prospectus, such notes will be legal, valid and binding obligations of BAC, subject to applicable bankruptcy, reorganization, insolvency, moratorium, fraudulent conveyance or other similar laws affecting the rights of creditors now or hereafter in effect, and to equitable principles that may limit the right to specific enforcement of remedies, and further subject to 12 U.S.C. §1818(b)(6)(d) (or any successor statute) and any bank regulatory powers now or hereafter in effect and to the application of principles of public policy. This opinion is given as of the date hereof and is limited to the federal laws of the United States, the laws of the State of New York and the Delaware General Corporation Law (including the statutory provisions, all applicable provisions of the Delaware Constitution and reported judicial decisions interpreting the foregoing). In addition, this opinion is subject to customary assumptions about the trustee’s authorization, execution and delivery of the Senior Indenture, the validity, binding nature and enforceability of the Senior Indenture with respect to the trustee, the legal capacity of natural persons, the genuineness of signatures, the authenticity of all documents submitted to McGuireWoods LLP as originals, the conformity to original documents of all documents submitted to McGuireWoods LLP as photocopies, the authenticity of the originals of such copies and certain factual matters, all as stated in the letter of McGuireWoods LLP dated April 28, 2011, which has been filed as an exhibit to our current report on form 8-K dated April 28, 2011.

ERISA CONSIDERATIONS

Each fiduciary of a pension, profit-sharing, or other employee benefit plan subject to ERISA (a “Plan”), should consider the fiduciary standards of ERISA in the context of the Plan’s particular circumstances before authorizing an investment in the notes. Accordingly, among other factors, the fiduciary should consider whether the investment would satisfy the prudence and diversification requirements of ERISA and would be consistent with the documents and instruments governing the Plan.

In addition, we and certain of our subsidiaries and affiliates, including MLPF&S, may be each considered a party in interest within the meaning of ERISA, or a disqualified person within the meaning of the Code, with respect to many Plans, as well as many individual retirement accounts and Keogh plans (also “Plans”). Prohibited transactions within the meaning of ERISA or the Code would likely arise, for example, if the notes are acquired by or with the assets of a Plan with respect to which MLPF&S or any of our other affiliates is a party in interest, unless the notes are acquired under an exemption from the prohibited transaction rules. A violation of these prohibited transaction rules could result in an excise tax or other liabilities under ERISA and/or Section 4975 of the Code for such persons, unless exemptive relief is available under an applicable statutory or administrative exemption.

Under ERISA and various PTCEs issued by the U.S. Department of Labor, exemptive relief may be available for direct or indirect prohibited transactions resulting from the purchase, holding, or disposition of the notes. Those exemptions are PTCE 96-23 (for certain transactions determined by in-house asset managers), PTCE 95-60 (for certain transactions involving insurance company general accounts), PTCE 91-38 (for certain transactions involving bank collective investment funds), PTCE 90-1 (for certain transactions involving insurance company separate accounts), PTCE 84-14 (for certain transactions determined by independent qualified asset managers), and the exemption under Section 408(b)(17) of ERISA and Section 4975(d)(20) of the Code for certain arm’s-length transactions with a person that is a party in interest solely by reason of providing services to Plans or being an affiliate of such a service provider (the “Service Provider Exemption”).

Because we may be considered a party in interest with respect to many Plans, the notes may not be purchased, held, or disposed of by any Plan, any entity whose underlying assets include plan assets by reason of any Plan’s investment in the entity (a “Plan Asset Entity”) or any person investing plan assets of any Plan, unless such purchase, holding, or disposition is eligible for exemptive relief, including relief available under PTCE 96-23, 95-60, 91-38, 90-1, or 84-14 or the Service Provider Exemption, or such purchase, holding, or disposition is otherwise not prohibited. Any purchaser, including any fiduciary purchasing on behalf of a Plan, transferee or holder of the notes will be deemed to have represented, in its corporate and its fiduciary capacity, by its purchase and holding of the notes that either (a) it is not a Plan or a Plan Asset Entity and is not purchasing such notes on behalf of or with plan assets of any Plan or with any assets of a governmental, church, or foreign plan that is subject to any federal, state, local, or foreign law that is substantially similar to the provisions of Section 406 of ERISA or Section 4975 of the Code or (b) its purchase, holding, and disposition are eligible for exemptive relief or such purchase, holding, and disposition are not prohibited by ERISA or Section 4975 of the Code (or in the case of a governmental, church, or foreign plan, any substantially similar federal, state, local, or foreign law).

The fiduciary investment considerations summarized above generally apply to employee benefit plans maintained by private-sector employers and to individual retirement accounts and other arrangements subject to Section 4975 of the Code, but generally do not apply to governmental plans (as defined in Section 3(32) of ERISA), certain church plans (as defined in Section 3(33) of ERISA), and foreign plans (as described in Section 4(b)(4) of ERISA). However, these other plans may be subject to similar provisions under applicable federal, state, local, foreign, or other regulations, rules, or laws (“similar laws”). The fiduciaries of plans subject to similar laws should also consider the foregoing issues in general terms as well as any further issues arising under the applicable similar laws.

Purchasers of the notes have exclusive responsibility for ensuring that their purchase, holding, and disposition of the notes do not violate the prohibited transaction rules of ERISA or the Code or any similar regulations applicable to governmental or church plans, as described above.

This discussion is a general summary of some of the rules which apply to benefit plans and their related investment vehicles. This summary does not include all of the investment considerations relevant to Plans and other benefit plan investors such as governmental, church, and foreign plans and should not be construed as legal advice or a legal opinion. Due to the complexity of these rules and the penalties that may be imposed upon persons involved in non-exempt prohibited transactions, it is particularly important that fiduciaries or other persons considering purchasing the notes on behalf of or with “plan assets” of any Plan or other benefit plan investor consult with their legal counsel prior to directing any such purchase.